J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Piper Sandler & Co.

U.S. Bancorp Center, 800 Nicollet Mall

Minneapolis, Minnesota 55402

April 13, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Jeffrey Gabor
Dillon Hagius
Angela Connell
Kristin Lochhead

Re:	Akoya Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-254760

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of Akoya Biosciences, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on Thursday, April 15, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, advise that they have complied and will continue to comply, and each other participating underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Head of Syndicate, Equity Capital Markets

[Signature Page - Underwriters’ Acceleration Request]